Exhibit 99.9

Free Dealing Facility Booklet

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying management information circular of Thomson Reuters (the "Circular"). If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, solicitor or other independent financial adviser authorized under the Financial Services and Markets Act 2000, if you are taking advice in the United Kingdom, or from another appropriately authorized independent financial adviser if you are taking advice in a jurisdiction outside the United Kingdom.

Neither Thomson Reuters PLC, Thomson Reuters Corporation, Equiniti Financial Services Limited, Computershare, the US/Canadian Broker, the UK Broker nor any of their respective affiliates, directors, officers, employees, advisers or agents make any recommendation as to whether holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs should elect to sell, through the Dealing Facility described in this document or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of Unification, or whether they should choose to retain such Thomson Reuters Corporation common shares. Dealing Facility Eligible Holders are under no obligation to sell, through the Dealing Facility or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of Unification.

Participation in the Dealing Facility is completely voluntary. If you elect not to participate, you will receive your Thomson Reuters Corporation common shares in the manner described in the "Description of Unification and Explanatory Statement – Dealings and Settlement" and "Description of Unification and Explanatory Statement – Information for Holders of Thomson Reuters PLC ADSs" sections of the Circular, and you may retain those Thomson Reuters Corporation common shares or use other means to sell them outside the Dealing Facility.

If you elect to sell your Thomson Reuters Corporation common shares through the Dealing Facility, you must complete and return the enclosed Dealing Facility Instruction Form in accordance with the instructions thereon, and, in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States, a US tax withholding form (the "US Tax Withholding Form") in accordance with the instructions thereon, so as to be received by Equiniti Financial Services Limited (in the case of holders of Thomson Reuters PLC ordinary shares) or Computershare (in the case of Thomson Reuters PLC ADS holders) by no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) respectively on the fourth business day before the Effective Date. A submitted Dealing Facility Instruction Form can be revoked anytime before 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date (the Revocation Deadline) by following the instructions set out on the enclosed document entitled Revocation Instructions.

Holders of Thomson Reuters PLC ordinary shares and Thomson Reuters PLC ADS should read this document, the Circular and the documents accompanying this document and the Circular in their entirety before completing and returning any forms. Unless otherwise defined in paragraph 15 "Definitions" of this document, terms defined in the Circular have the same meanings when used in this document and the Dealing Facility Instruction Form.

The release, publication or distribution of this document in or into jurisdictions other than Canada, the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada, the United Kingdom and the United States should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, Thomson Reuters PLC and Thomson Reuters Corporation disclaim any responsibility or liability for the violation of any applicable restrictions by any person.

By receipt of this document, holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs in Quebec, Canada, are deemed to have requested that this document be drawn up in the English language only.

Equiniti Financial Services Limited, has approved this document solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

Equiniti Financial Services Limited and its affiliates are acting exclusively for Thomson Reuters and for no one else in connection with the provision of the Dealing Facility and will not be responsible to anyone other than Thomson Reuters for providing the protections afforded to their clients or for providing advice in relation to the Dealing Facility described in, or the contents of, this document.

8 July 2009

Free Dealing Facility — Summary of Key Terms

Thomson Reuters has arranged for certain holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs to be provided with a free Dealing Facility. The purpose of the Dealing Facility is to allow each Dealing Facility Eligible Holder to sell all (but not less than all) of the Thomson Reuters Corporation common shares which he or she receives as a result of the Unification without incurring any dealing or settlement charges, if he or she wishes to do so.

Participation in the Dealing Facility is completely voluntary. Dealing Facility Eligible Holders are under no obligation to sell any of the Thomson Reuters Corporation common shares which they receive and, if they choose to sell such Thomson Reuters Corporation common shares, are under no obligation to do so through the Dealing Facility.

No assurance can be given as to the price that will be received for Thomson Reuters Corporation common shares sold through the Dealing Facility.

The information below is a summary only of the Dealing Facility. You should read this summary in conjunction with the full Terms and Conditions of the Dealing Facility, which are attached.

1.	Who is eligible for the Dealing Facility?

You can participate in the Dealing Facility if you:

•
are the registered holder of 1,250 or fewer Thomson Reuters PLC ordinary shares or the registered holder of 209 or fewer Thomson Reuters PLC ADSs as at both 1:00 p.m. (EDT) / 6:00 p.m. (BST) on June 30, 2009 and as at the Scheme record time, being 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009);

•	are not an executive officer, director or other affiliate of Thomson Reuters PLC or Thomson Reuters Corporation before the Effective Date; and

•	are not an Eligible Shareholder who has made a valid election under the Transfer Election Alternative.

If you currently meet the eligibility criteria for the Dealing Facility, but prior to the Scheme record time, you acquire additional Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs so that at the Scheme record time you are a registered holder of greater than 1,250 Thomson Reuters PLC ordinary shares or a registered holder of greater than 209 Thomson Reuters PLC ADSs or otherwise cease to meet the eligibility criteria, you will not be eligible to participate in the Dealing Facility and any Dealing Facility Instruction Form that you have submitted will be disregarded.

Full details of the eligibility criteria for the Dealing Facility are set out on pages 11 and 12 of this document.

2.	How will the Dealing Facility work?

If you are a Dealing Facility Eligible Holder and you submit a valid Dealing Facility Instruction Form (and do not validly revoke such form) and (in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States) a valid US Tax Withholding Form, all of your Thomson Reuters Corporation common shares will be sold on the Terms and Conditions contained in this document. It is not possible to elect to use the Dealing Facility in respect of only part of your Thomson Reuters Corporation common shares.

A company or companies within the Thomson Reuters group will pay the cost of providing the Dealing Facility. You will receive the gross proceeds of the sale shortly after your Thomson Reuters Corporation common shares are sold as follows:

•	if you are a holder of Thomson Reuters PLC ordinary shares on the UK register, by way of a check drawn in pounds sterling; or

•	if you are a holder of Thomson Reuters PLC ordinary shares on the UK register, but with a registered address in the United States or Canada, by way of a check drawn in US dollars; or

•	if you are a registered holder of Thomson Reuters PLC ADSs, by way of a check drawn in US dollars.

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No assurance can be given as to the price that will be received for Thomson Reuters Corporation common shares sold through the Dealing Facility.

3.	What action should I take if I want to participate in the Dealing Facility?

If you are a Dealing Facility Eligible Holder and you wish to participate in the Dealing Facility to sell all, but not less than all, of your Thomson Reuters Corporation common shares, please complete and return the enclosed Dealing Facility Instruction Form in accordance with the instructions printed thereon.

If you are a US Holder of Thomson Reuters Corporation common shares, or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States, you must also return a US Tax Withholding Form.

A US Tax Withholding Form W-9 is included in this respect to be returned by US Holders of Thomson Reuters Corporation common shares.

Non-US Holders whose disposition is deemed to occur within the United States should contact their appropriate adviser or the United States tax authorities to obtain the appropriate form.

For further details as to the criteria under which a disposition of a Non-US Holder would generally be deemed to occur in the United States, please see paragraph (c) of Section 13 of this Dealing Facility Booklet.

If you are a US Holder of Thomson Reuters Corporation common shares, or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States and you do not complete the Dealing Facility Instruction Form and a US Tax Withholding Form in accordance with the instructions thereon, by the deadlines set out below, then your Thomson Reuters Corporation common shares will not be sold through the Dealing Facility.

•	If you are a registered holder of certificated Thomson Reuters PLC ordinary shares on the UK register

The enclosed Dealing Facility Instruction Form (and, if applicable, a US Tax Withholding Form) should be completed and returned by post in the reply paid envelope provided or by hand (during normal business hours only) to Equiniti Financial Services Limited at its address set out below no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the fourth business day before the Effective Date.

Corporate Actions
Equiniti Financial Services Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom

•	If you are a registered holder of Thomson Reuters PLC ordinary shares on the UK register through CREST

You must re-materialize your Thomson Reuters PLC ordinary shares at your own cost before the Scheme record time (which will be 1:00 p.m. (EDT)/6:00 p.m. (BST) on the business day prior to the Effective Date) in order to use the Dealing Facility (i.e. ensure your Thomson Reuters PLC ordinary shares are held in certificated form).

A stock withdrawal instruction should be sent via CREST to Equiniti Limited as registrar to Thomson Reuters PLC to produce a share certificate in paper form.

A Share Dealing Service Form should be requested from Equiniti Financial Services Limited by telephoning the helpline between 8:30 a.m. and 5:30 p.m. (BST) Monday to Friday (except public holidays in the UK) on 0871 384 2894 (from within the UK) or +44 121 415 7007 (from outside the UK). Calls to the "0871" number are charged at a rate of 8 pence per minute from BT landlines. Other telephone provider costs may vary. Calls from outside the UK are charged at international rates.

The completed Share Dealing Service Form should be returned together with your completed Dealing Facility Instruction Form (and, if applicable, a US Tax Withholding Form) to Equiniti Financial Services Limited no later than 1:00 p.m. (EDT)/6:00 p.m. (BST) on the fourth business day before the Effective Date.

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Please note that there is no requirement to submit your certificate evidencing Thomson Reuters PLC ordinary shares once they are materialized.

Equiniti Financial Services Limited cannot take instructions to re-materialize Thomson Reuters PLC ordinary shares or use this Dealing Facility over the phone or via facsimile.

•	If you are a registered holder of Thomson Reuters PLC ADSs

The enclosed Dealing Facility Instruction Form and US Tax Withholding Form should be completed and returned to Computershare at either of the addresses set out below in the manner indicated by no later than 1:00 p.m. (EDT)/6:00 p.m. (BST) on the fourth business day before the Effective Date.

By post:

Computershare,
Corporate Actions – Voluntary Offer,
P.O. Box 43011,
Providence,
RI 02940-3011
United States

or

By overnight delivery or hand delivery (during normal business hours only):

Computershare,
Corporate Actions – Voluntary Offer,
250 Royall Street, Suite V
Canton
MA 02021
United States

A reply paid envelope (for use in the US only) is included for these purposes.

The deadlines for returning Dealing Facility Instruction Forms and US Tax Withholding Forms will not be extended under any circumstances. Dealing Facility Instruction Forms and US Tax Withholding Forms returned by facsimile will not be accepted.

Please note that there is no requirement to submit certificates evidencing Thomson Reuters PLC ordinary shares or American Depositary Receipts evidencing Thomson Reuters PLC ADSs.

4.	Can I revoke my Dealing Facility Instruction?

If you have submitted a Dealing Facility Instruction Form and subsequently wish to revoke it, you should follow the instructions set out in the Revocation Instructions that accompany this document. Revocations must be received no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date.

The Revocation Deadline will not be extended under any circumstances, except if the Effective Date changes following its announcement, in which case the Revocation Deadline will be extended to a time and date not earlier than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the new Effective Date.

5.	Will I be required to provide any form of identification to use the Dealing Facility?

You may be required to produce evidence of your identity in order to comply with certain anti-money laundering laws.

If you submit a valid Dealing Facility Instruction Form and do not subsequently validly revoke it by the Revocation Deadline, then your Dealing Facility Instruction Form will be irrevocable, and your Thomson Reuters Corporation common shares that you receive as a result of Unification will be sold through the Dealing Facility.

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6.	Am I obliged to use the Dealing Facility?

Participation in the Dealing Facility is completely voluntary. Dealing Facility Eligible Holders are under no obligation to sell any of the Thomson Reuters Corporation common shares through the Dealing Facility or otherwise and, if they choose to sell such Thomson Reuters Corporation common shares, are under no obligation to do so through the Dealing Facility and may use any other available means of selling them.

7.	Should I use the Dealing Facility?

The decision whether or not to sell your Thomson Reuters Corporation common shares and whether to use the Dealing Facility to do so is your responsibility.

None of Thomson Reuters PLC, Thomson Reuters Corporation, Equiniti Financial Services Limited, Computershare, the US/Canadian Broker, the UK Broker nor any of their respective affiliates, directors, officers, employees, advisers or agents make any recommendation as to whether holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADS holders should elect to sell, through the Dealing Facility described in this document or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of Unification, or whether they should choose to retain such Thomson Reuters Corporation common shares.

If you are in any doubt as to the action you should take, you are recommended to seek your own advice immediately from your stockbroker, bank manager, accountant, solicitor or other independent financial adviser authorized under the Financial Services and Markets Act 2000, if you are taking advice in the United Kingdom, or from another appropriately authorized independent financial adviser if you are taking advice in a jurisdiction outside the United Kingdom.

8.	How long will the Dealing Facility be available?

The Dealing Facility will be available to Dealing Facility Eligible Holders that submit a valid Share Dealing Instruction Form (and, if applicable, a valid US Tax Withholding Form) no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the fourth business day before the Effective Date.

9.	What price will I get for my Thomson Reuters Corporation common shares?

Each Dealing Facility Eligible Holder who elects to participate in the Dealing Facility will receive a price per Thomson Reuters Corporation common share equal to, in the case of Thomson Reuters PLC ordinary shareholders with registered addresses in the United States and Thomson Reuters PLC ADS holders, the average price per share at which all Thomson Reuters Corporation common shares are sold by or on behalf of the US/Canadian Broker on their behalf through the Dealing Facility (the "US Average Sale Price") and, in the case of holders of Thomson Reuters PLC ordinary shares who do not have registered addresses in the United States, the average price per share at which all Thomson Reuters Corporation common shares are sold by the UK Broker on their behalf through the Dealing Facility (the "Non-US Average Sale Price"). The separate US Average Sale Price and Non-US Average Sale Price are required to accommodate the designation of a US registered broker-dealer to execute transactions on behalf of Thomson Reuters PLC ordinary shareholders with a registered address in the United States and all Thomson Reuters PLC ADS holders and an FSA authorized and regulated broker to execute transactions on behalf of holders of Thomson Reuters PLC ordinary shares who do not have a registered address in the United States. Any difference between the US Average Sale Price and the Non-US Average Sale Price will be the result of market factors rather than any preferential treatment of Dealing Facility Eligible Holders who do or do not have a registered address in the United States.

The US Average Sale Price and Non-US Average Sale Price are not subject to any minimum or limited to any maximum, but will depend on market demand at the time sales are executed by the US/Canadian Broker or the UK Broker respectively. Because the US Average Sale Price and the Non-US Average Sale Price will not be known before the Revocation Deadline, when your election to participate in the Dealing Facility will become irrevocable, the level of consideration which will be obtained through participation in the Dealing Facility will not be certain. The US/Canadian Broker and the UK Broker are obligated to sell, to the extent possible, the Thomson Reuters Corporation common shares on behalf of the relevant Dealing Facility Eligible Holders during the five business days immediately following the Effective Date (subject to any potential delays as set out in paragraph 6.9 of the Terms and Conditions below) and therefore may be required to sell such shares at prices that are substantially below the average trading price of Thomson Reuters Corporation common shares. Since the US Average Sale Price and the Non-US Average Sale Price are averages of the prices received in each sales transaction, even a short-term increase or decrease in the trading price of Thomson Reuters Corporation common shares could have an impact on the sale price you receive.

No assurance can therefore be given as to the sale price you will receive for your Thomson Reuters Corporation common shares through the Dealing Facility.

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10.	How will I receive the Sale Proceeds?

If you elect to participate in the Dealing Facility, as soon as practicable, and not later than 14 calendar days after the Effective Date (subject to any potential delays as set out in paragraph 6.9 of the Terms and Conditions), you will be sent (or, in the case of joint holders, the first named holder will be sent) the gross proceeds of the sale of all your Thomson Reuters Corporation common shares.

•
Existing holders of Thomson Reuters PLC ordinary shares (who do not have a registered address in the United States): The UK Broker will cause the proceeds to which holders of Thomson Reuters PLC ordinary shares who do not have a registered address in the United States or Canada are entitled to be converted into pounds sterling (as described below) and remit them to Equiniti Financial Services Limited. Equiniti Financial Services Limited will remit by check the pounds sterling proceeds it receives from the UK Broker to the holders of Thomson Reuters PLC ordinary shares who are entitled to them. In the case of joint holders, the check will be made out to such joint holders.

•
Existing holders of Thomson Reuters PLC ordinary shares (who have a registered address in the United States or Canada): The US Broker will cause the proceeds to which holders of Thomson Reuters PLC ordinary shares who have a registered address in the United States or Canada are entitled to be remitted in US dollars to Equiniti Financial Services Limited. Equiniti Financial Services Limited will remit by check the US dollar proceeds it receives from the US/Canadian Broker to such holders of Thomson Reuters PLC ordinary shares who are entitled to them. In the case of joint holders, the check will be made out to such joint holders.

•
Existing Thomson Reuters PLC ADS holders: The US/Canadian Broker will cause the proceeds to which Thomson Reuters PLC ADS Holders are entitled to be remitted to Computershare in US dollars. Computershare will remit by check the US dollar proceeds it receives from the US/Canadian Broker to the holders of Thomson Reuters Corporation ADSs who are entitled to them. In the case of joint holders, the check will be made out to such joint holders.

In the case of Non-US/Non-Canadian Dealing Facility Eligible Holders the UK Broker will likely direct the same FSA authorized and regulated broker that executed the sale orders from Non-US/Non-Canadian Dealing Facility Eligible Holders to convert the proceeds to which they are entitled into pounds sterling at the US dollar — pounds sterling exchange rate in effect upon completion of the execution of the sales orders from Non-US/Non-Canadian Dealing Facility Eligible Holders.

11.	Can I use the Dealing Facility to buy Thomson Reuters Corporation common shares or Thomson Reuters Corporation DIs or to buy or sell other investments?

No. You cannot use the Dealing Facility to buy additional Thomson Reuters Corporation common shares or Thomson Reuters Corporation DIs or to buy or sell other securities or investments products.

12.	I do not live in the UK — can I use the Dealing Facility?

The Dealing Facility is being offered to all holders of Thomson Reuters PLC ordinary shares holding 1,250 or fewer Thomson Reuters PLC ordinary shares and all Thomson Reuters PLC ADS holders holding 209 or fewer Thomson Reuters PLC ADSs other than holders in countries which Thomson Reuters PLC determines should be excluded due to legal or practical considerations under the laws of that country or the requirements of any relevant regulatory body or stock exchange.  You will be advised if you live in one of these countries if you request to use the Dealing Facility. You are responsible for determining whether you require any governmental or other consents, or should observe any other formalities, in order to be able to use the Dealing Facility.

The release, publication or distribution of this document in or into jurisdictions other than Canada, the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada, the United Kingdom and the United States should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction.

13.	Tax considerations

The following statements regarding the potential tax consequences to certain Dealing Facility Eligible Holders participating in the Dealing Facility are qualified in their entirety by the discussions of tax consequences set out in the "Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders" section of the Circular.

8 July 2009

United Kingdom tax considerations of participating in the Dealing Facility

If you elect to sell your Thomson Reuters Corporation common shares through the Dealing Facility and you are resident or ordinarily resident for tax purposes in the United Kingdom, you should note that any such sale will constitute a disposal of your Thomson Reuters Corporation common shares for the purposes of UK taxation of chargeable gains and, depending on your individual circumstances and subject to any exemptions or reliefs, a chargeable gain or allowable loss may arise accordingly.

See the "Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders – Certain United Kingdom Tax Considerations" section of the Circular for further information regarding the UK tax consequences of the Scheme and of subsequent disposals of Thomson Reuters Corporation common shares. If you are in any doubt as to your tax position, you are advised to seek independent, professional advice without delay.

United States tax considerations of participating in the Dealing Facility

The following discussion summarizes certain US federal income tax considerations that may be relevant to you if you choose to participate in the Dealing Facility.

Except as discussed under "Non-US Holders" and "Information Reporting and Backup Withholding," the discussion generally applies only to US Holders, as defined below. This summary does not address foreign, state or local tax consequences of participating in the Dealing Facility, nor does it address US federal taxes other than income taxes. Moreover, this summary does not address the US federal income tax consequences of participating in the Dealing Facility to special classes of taxpayers (such as foreign persons; broker-dealers; banks; mutual funds; insurance companies; certain other financial institutions; small business investment companies; regulated investment companies; tax-exempt organizations; holders that are, or hold their Thomson Reuters Corporation common shares through, pass-through entities; persons whose functional currency is not the US dollar; US expatriates or persons treated as residents of more than one country; persons that at any time have held, directly, indirectly or by attribution, 5 per cent. or more (by vote or by value) of the equity of Thomson Reuters PLC or Thomson Reuters Corporation; and persons holding their Thomson Reuters Corporation common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). If a partnership holds Thomson Reuters Corporation common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Finally, this discussion assumes that the Thomson Reuters Corporation common shares held by US Holders are held as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the US Internal Revenue Code.

The following summary of certain US federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon individual circumstances.

INTERNAL REVENUE SERVICE ("IRS") CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS OF THOMSON REUTERS PLC ORDINARY SHARES AND THOMSON REUTERS PLC ADS HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS OF THOMSON REUTERS PLC ORDINARY SHARES AND THOMSON REUTERS PLC ADS HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THOMSON REUTERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF THOMSON REUTERS PLC ORDINARY SHARES AND THOMSON REUTERS PLC ADS HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

(a)	US Holders

A US Holder who elects to sell Thomson Reuters Corporation common shares through the Dealing Facility will recognize gain or loss on the disposition of such Thomson Reuters Corporation common shares.  The Thomson Reuters Corporation common shares received by the US Holder in the reorganization will have an aggregate adjusted tax basis for computing gain or loss equal to the aggregate adjusted tax basis of the Thomson Reuters PLC ordinary shares held by such U.S. shareholder immediately prior to the reorganization. The US Holder's holding period for its Thomson Reuters Corporation common shares will include the holding period of the Thomson Reuters PLC ordinary shares exchanged in return for the Thomson Corporation common shares.

8 July 2009

(b)	Non-US Holders

Any gain realized by a Non-US Holder on the disposition of Thomson Reuters Corporation common shares will generally not be subject to US federal income tax unless (i) the gain is effectively connected with the Non-US Holder's conduct of a US trade or business and, if a US double taxation treaty applies, is attributable to a permanent establishment in the US (in which case, if the Non-US Holder is a foreign corporation, the US branch profits tax may apply) or (ii) the holder is an individual present in the United States for at least 183 days during the taxable year of disposition and either the gain is attributable to an office or other fixed place of business that the holder maintains in the United States or the holder has a tax home in the United States.

(c)	Information Reporting and Backup Withholding Tax

Payments with respect to dispositions of Thomson Reuters Corporation common shares through the Dealing Facility may be subject to "backup withholding" (currently at a rate of 28 per cent.) if a recipient of those payments fails to furnish to the payor certain identifying information. Backup withholding is not an additional tax. Any amounts deducted and withheld should generally be allowed as a credit against that recipient's US federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply to (a) a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other require certification; or (b) with respect to payments made to certain exempt recipients, such as corporations and financial institutions.

US Holders of Thomson Reuters Corporation common shares or Non-US Holders of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States should generally complete a US Tax Withholding Form as described in this booklet. The disposition of a Non-US Holder's Thomson Reuters Corporation common shares will generally be deemed to occur within the United States if (i) the holder has opened an account with a US office of Equiniti, (ii) the holder has transmitted instructions concerning this or other dispositions to a foreign office of Equiniti from within the US under more than isolated or infrequent circumstances, (iii) the proceeds from this disposition will be paid to the holder's US account or mailed to a US address, or (iv) the confirmation of this disposition will be mailed to a US address.

Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Each holder of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs should consult their tax advisers regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Canadian federal income tax considerations of participating in the Dealing Facility

The following discussion summarizes certain Canadian federal income tax considerations that may be relevant to you if you choose to participate in the Dealing Facility

This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act (Canada)"), the regulations thereunder, all specific proposals to amend the Tax Act (Canada) or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this Dealing Facility Booklet, and an understanding of the current published administrative practices of the Canada Revenue Agency.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this Dealing Facility Booklet.

This summary applies to holders of Thomson Reuters Corporation common shares who deal at arm’s length and are not affiliated with Thomson Reuters Corporation, Thomson Reuters PLC or Woodbridge for the purposes of the Tax Act (Canada).

(a)           Canadian Resident Holders

This part of the summary is applicable to holders of Thomson Reuters Corporation common shares under the Tax Act (Canada) who, for purposes of the Tax Act (Canada), are resident in Canada and hold their Thomson Reuters Corporation common shares as capital property (a "Canadian Resident Holder"). This summary is not applicable to a Canadian Resident Holder that is a “financial institution” as defined in the Tax Act (Canada) for purposes of the mark-to-market rules.

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Canadian Resident Holders who elect to sell their Thomson Reuters Corporation common shares through the Dealing Facility will be considered to have disposed of each Thomson Reuters Corporation common share for purposes of the Tax Act (Canada) and, depending on your circumstances, a taxable capital gain, or allowable capital loss, may result. You are advised to consult your own tax advisor for advice with respect to your own particular circumstances.

(b)           Non-Resident Holders

This part of the summary is applicable to holders of Thomson Reuters Corporation common shares under the Tax Act (Canada) who, for purposes of the Tax Act (Canada), are not resident in Canada, do not use or hold, and are not deemed to use or hold, the Thomson Reuters Corporation common shares, in, or in the course of, carrying on a business in Canada, and do not carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Non-Resident Holders who elect to sell their Thomson Reuters Corporation common shares through the Dealing Facility will not be subject to tax under the Tax Act (Canada) in respect of any capital gain realized on the disposition of Thomson Reuters Corporation common shares provided that the Thomson Reuters Corporation common shares do not constitute “taxable Canadian property” for purposes of the Tax Act (Canada).  See the “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders - Certain Canadian Federal Income Tax Considerations - Holders of Thomson Reuters PLC Ordinary Shares - Non-Resident Holders - Taxation of Thomson Reuters Corporation Common Shares” section of the Circular for information regarding the Canadian federal income tax consequences of disposing of your Thomson Reuters Corporation common shares.  You are advised to consult your own tax advisor for advice with respect to your own particular circumstances.

14.	Who can I contact if I have questions regarding the Dealing Facility?

If you are in any doubt as to the procedure for completion of the Dealing Facility Instruction Form or the procedure for revocation of a Dealing Facility Instruction Form, or have any questions about this document, please contact the appropriate helpline:

•	If you are a Thomson Reuters PLC registered shareholder, please contact Equiniti at 0871 384 2894 from within the UK or, if you are calling from outside the UK, at +44 121 415 7007.

•
If you are a registered holder of Thomson Reuters PLC ADSs, please contact Computershare, toll-free from within the United States at 1-800-546-5141 or, if you are calling from outside the United States, at 1-781-575-2765.

The helplines cannot provide advice on the merits of Unification or the Dealing Facility or give any financial or tax advice and will not make available any information beyond that contained in this document and in the accompanying Dealing Facility Instruction Form, US Tax Withholding Form and Revocation Instructions.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, solicitor or other independent financial adviser authorized under the Financial Services and Markets Act 2000, if you are taking advice in the United Kingdom, or from another appropriately authorized independent financial adviser if you are taking advice in a jurisdiction outside the United Kingdom.

15.	Additional Information

The Circular and its accompanying documents contain important information about Unification, as well as information about Thomson Reuters PLC, Thomson Reuters Corporation and the Thomson Reuters Corporation common shares. Before making a decision whether to participate in the Dealing Facility, you should read the Circular and its accompanying documents, including the information on Unification contained in the "Description of Unification and Explanatory Statement" section of the Circular.

The information contained in this document, the Dealing Facility Instruction Form and the Revocation Instructions is qualified in its entirety by reference to the documents that have been and any future documents (or amendments to such documents) that are filed by Thomson Reuters with the SEC under Section 13(a), 13(c) or 15(d) of the US Exchange Act or with the securities regulatory authorities in Canada, which are hereby incorporated by reference in this document.

8 July 2009

For more information about Thomson Reuters, please see its various filings and notifications posted on its website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov. In addition, you may review a copy of Thomson Reuters filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information. Information that Thomson Reuters announces in the United Kingdom through RNS, a Regulatory Information Service, is available on the Thomson Reuters website as well as on SEDAR and EDGAR.

Copies of the Circular and the documents incorporated by reference are available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States, telephone 1-646-223-4000. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com. Shareholders should request documents at least five business days before the date of the relevant meetings in order to receive timely delivery of those documents prior to the meetings.

TERMS AND CONDITIONS OF THE DEALING FACILITY

The availability of the Dealing Facility is subject to Unification becoming effective. The availability of the Dealing Facility is not conditional on a minimum number of Dealing Facility Eligible Holders participating in the Dealing Facility, or on any minimum number of Thomson Reuters Corporation common shares being sold through the Dealing Facility.

The price obtained for the sale of your Thomson Reuters Corporation common shares is not subject to any maximum or minimum and the price will be dependent upon market demand at the time of sale.

The price and value of investments and any income from them can go down as well as up. Past performance is no guide to future performance.

It is entirely your decision whether or not to conduct a transaction using this service.

In consideration of the provision of the Dealing Facility, you agree to the Terms and Conditions below:

1.	GENERAL

1.1
These Terms and Conditions govern the dealing facility arranged by Thomson Reuters by which Dealing Facility Eligible Holders (as defined in paragraph 2.1 below) of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs can sell all but not less than all of their Thomson Reuters Corporation common shares received as a result of Unification (as described in paragraph 3.2(A)) and receive the sale proceeds in pounds sterling, in the case of Non-US/Non-Canadian Dealing Facility Eligible Holders, or US dollars, in the case of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders (the "Dealing Facility").

1.2
Thomson Reuters has engaged Equiniti Financial Services Limited to provide the Dealing Facility. Equiniti Financial Services Limited is authorized and regulated by the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS United Kingdom under reference 468631 and, accordingly, is authorized to provide the Dealing Facility. Equiniti Financial Services Limited is registered in England and Wales under number 06208699 and its registered office is in the UK at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

1.3
For regulatory purposes Equiniti Financial Services Limited will treat you as a retail customer although you may not have the rights afforded to retail customers under the FSA rules, the Financial Ombudsman Service or the Financial Services Compensation Scheme if you do not meet the necessary conditions.

1.4
Subject to Unification becoming effective, these Terms and Conditions will come into force automatically upon receipt of your validly completed Dealing Facility Instruction Form and US Tax Withholding Form (if applicable) by Equiniti Financial Services Limited (in the case of holders of Thomson Reuters PLC ordinary shares (including those with a registered address in the US)) or Computershare (in the case of Thomson Reuters PLC ADS holders) and, if your Thomson Reuters PLC ordinary shares are held in CREST, their re-materialization before the Scheme Record Time, being 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009). The availability of the Dealing Facility is not conditional on a minimum number of Dealing Facility Eligible Holders participating in the Dealing Facility, or on any number of Thomson Reuters Corporation common shares being sold through the Dealing Facility.

2.	ELIGIBILITY

2.1	The Dealing Facility shall be available only to persons who:

(A)
as at both 1:00p.m. (EDT) / 6:00 p.m. (BST) on  June 30, 2009 and the Scheme record time (being 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009)) are the registered holders of 1,250 or fewer Thomson Reuters PLC Shares or the registered holders of 209 or fewer Thomson Reuters PLC ADSs;

8 July 2009

(B)	are not executive officers, directors or other affiliates of Thomson Reuters before the Effective Date, and

(C)	are not Eligible Shareholders who have made valid elections under the Transfer Election Alternative,

each such person being a "Dealing Facility Eligible Holder".

2.2	The Dealing Facility shall only be available to Dealing Facility Eligible Holders who:

(A)	submit a valid Dealing Facility Instruction Form; and

(B)
in the case of a US Holder of Thomson Reuters Corporation common shares, or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States, have submitted a valid US Tax Withholding Form; and

(C)
if they held their Thomson Reuters PLC ordinary shares in CREST, have re-materialized their Thomson Reuters PLC ordinary shares before the Scheme Record Time, being 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009).

For further details on how to re-materialize your Thomson Reuters PLC ordinary shares, please refer to the details on page 3 of this Dealing Facility Booklet.

2.3
Equiniti Financial Services Limited will reject Dealing Facility Instruction Forms or instructions communicated by other means received from persons who do not meet the eligibility criteria set out in paragraphs 2.1 and 2.2 above. Equiniti Financial Services Limited may also reject Dealing Facility Instruction Forms for other reasons as set out in paragraph 6.9 below. Equiniti Financial Services Limited will not be liable for any loss suffered as a result of Dealing Facility Instruction Forms rejected in accordance with this paragraph 2.3.

2.4
Equiniti Financial Services Limited reserves the right to reject any US Tax Withholding Form which it reasonably determines to be invalid. Equiniti Financial Services Limited will not be liable for any loss suffered as a result of US Tax Withholding Forms rejected in accordance with this paragraph 2.4.

2.5	You must be 18 years or over to use the Dealing Facility.

3.	ELECTING TO USE THE DEALING FACILITY

3.1
You can only elect to use the Dealing Facility by giving a valid Dealing Facility Instruction Form and (in the case of a US Holder of Thomson Reuters Corporation common shares, or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States) a valid US Tax Withholding Form.

3.2
By submitting a valid Dealing Facility Instruction Form and (in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States) a valid US Tax Withholding Form, you:

(A)
instruct Equiniti Financial Services Limited to instruct Equiniti Limited to deliver all of the Thomson Reuters Corporation common shares which you receive as a result of Unification to the US/Canadian Broker (in the case of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders) or the UK Broker (in the case of Non-US/Non Canadian Dealing Facility Eligible Holders) for sale through the Dealing Facility;

(B)
authorize Equiniti Financial Services Limited to take such administration actions as it reasonably deems necessary to facilitate the conduct of the Dealing Facility in accordance with these Terms and Conditions;

(C)	confirm and agree that:

(i)
delivery by Equiniti Limited of all the Thomson Reuters Corporation common shares which you receive as a result of Unification to either the US/Canadian Broker or the UK Broker as described in paragraph 3.2(A) will discharge all of the obligations of Thomson Reuters Corporation to you under clauses 3 and 4 of the Scheme;

(ii)	your instruction is irrevocable except by the returning of a revocation notice in compliance with the instructions set out in the

8 July 2009

Revocation Instructions, and if your Dealing Facility Instruction Form becomes irrevocable, your Thomson Reuters Corporation common shares that you receive as a result of Unification will be sold through the Dealing Facility;

(iii)	you own and are authorized to sell the Thomson Reuters Corporation common shares that you elect to sell through the Dealing Facility;

(iv)	your Thomson Reuters Corporation common shares will be sold free from third party rights of any kind;

(v)	the sale of your Thomson Reuters Corporation common shares pursuant to the Dealing Facility will not constitute a breach by you of any applicable laws or regulations of any jurisdiction;

(vi)	the price obtained for the sale of your Thomson Reuters Corporation common shares is not subject to any maximum or minimum and the price will be dependent upon market demand at the time of sale;

(vii)
in electing to participate in the Dealing Facility you are not relying on any representation or assurance from any of Thomson Reuters Corporation, Thomson Reuters PLC, Equiniti Financial Services Limited, Computershare, the US/Canadian Broker or the UK Broker or any of their respective affiliates, directors, officers, employees, advisers or agents;

(viii)
neither Thomson Reuters Corporation, Thomson Reuters PLC, Equiniti Financial Services Limited, Computershare, the US/Canadian Broker or the UK Broker nor any of their respective affiliates, directors, officers, employees, advisers or agents will provide, or have any responsibility to provide, financial, taxation or other advice to you; and

(ix)
the US/Canadian Broker and the UK Broker are acting exclusively for Equiniti Financial Services Limited and no one else in connection with the Dealing Facility and will not be responsible to anyone other than Eqiniti Financial Services Limited for providing the protections afforded to its clients or for providing advice in relation to the Dealing Facility described in, or the contents of, this document.

4.	AVAILABILITY

4.1
The Dealing Facility will be available to Dealing Facility Eligible Holders that submit valid Share Dealing Instruction Forms (and, if applicable, US Tax Withholding Forms) no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the fourth business day before the Effective Date. Dealing Facility Instruction Forms submitted by persons after this date will not be executed.

5.	"EXECUTION ONLY" FACILITY

5.1
The decision whether or not to sell Thomson Reuters Corporation common shares and whether or not to use the Dealing Facility is your responsibility as the Dealing Facility is an "execution only" facility. Equiniti Financial Services Limited will not assess the suitability of transactions conducted for you and you do not benefit from the FSA rules on assessing suitability.

5.2	You are responsible for determining whether you require any governmental or other consents, or should observe any other formalities, in order to be able to use the Dealing Facility.

6.	EXECUTION

6.1
A company or companies within the Thomson Reuters group will bear all the costs of the Dealing Facility, including the fees and expenses of Equiniti Financial Services Limited, Computershare, the US/Canadian Broker and the UK Broker. The commissions received by the US/Canadian Broker and UK Broker pursuant to the sale of Thomson Reuters Corporation common shares through the Dealing Facility will

8 July 2009

not exceed customary brokerage fees on similar transactions. Employees of Equiniti Financial Services Limited, Equiniti Limited, Computershare, Thomson Reuters and their affiliates will not receive any compensation, directly or indirectly, for brokerage activities. Equiniti Financial Services Limited, Equiniti Limited, and Computershare will each receive a flat fee that is not based on the number of Dealing Facility Eligible Holders participating in the Dealing Facility.

6.2
If a Dealing Facility Eligible Holder (i) submits a valid Dealing Facility Instruction Form (and does not validly revoke the Dealing Facility Instruction Form in accordance with the Revocation Instructions); (ii) (in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters PLC Shares whose disposition is deemed to occur within the United States) submits a valid US Tax Withholding Form; and (iii) (if a holder of Thomson Reuters PLC ordinary shares through CREST) has re-materialized their Thomson Reuters PLC ordinary shares before the Scheme record time, being 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009), then Equiniti Financial Services Limited will instruct Equiniti Limited to remit the Thomson Reuters Corporation common shares which such Dealing Facility Eligible Holder receives as a result of Unification to the US/Canadian Broker (in respect of orders from US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders) or the UK Broker (in respect of orders from Non-US/Non-Canadian Dealing Facility Eligible Holders) for sale through the Dealing Facility. Computershare will forward a single sale order to Equiniti Financial Services Limited based on the aggregate valid Dealing Facility Instruction Forms it receives.

6.3
Equiniti Financial Services Limited will instruct the US/Canadian Broker to act as the designated broker to execute all sales of Thomson Reuters Corporation common shares on behalf of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders through the Dealing Facility and the UK Broker to execute all sales of Thomson Reuters Corporation common shares on behalf of Non-US/Non-Canadian Dealing Facility Eligible Holders through the Dealing Facility, in each case in accordance with applicable laws and regulations and in a manner consistent with their duty of best execution in one or more transactions during the five business days immediately following the Effective Date subject to extension in case of any of the events referred to in paragraph 6.9 below.

6.4
The US/Canadian Broker may aggregate instructions received from US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders, and the UK Broker may aggregate instructions received from Non-US/Non-Canadian Dealing Facility Eligible Holders. If the UK Broker chooses to instruct the US/Canadian Broker to execute the sale orders from Non-US/Non-Canadian Dealing Facility Eligible Holders on its behalf, the UK Broker may permit the US/Canadian Broker to aggregate instructions received from Non-US/Non-Canadian Dealing Facility Eligible Holders with those received from US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders. Such aggregation may take place over a period of more than one day and may operate to your advantage or disadvantage compared with the price you would have obtained had your Thomson Reuters Corporation common shares been sold separately.

6.5
Once you have sent Equiniti Financial Services Limited your Dealing Facility Instruction Form, you will not be able to cancel your instructions other than by validly revoking those instructions in accordance with paragraph 6.12 of these Terms and Conditions. If you submit a valid Dealing Facility Instruction Form and do not subsequently validly revoke it by the Revocation Deadline, then your Dealing Facility Instruction Form will be irrevocable, and your Thomson Reuters Corporation common shares that you receive as a result of Unification will be sold through the Dealing Facility. Equiniti Financial Services Limited cannot take orders over the phone or via facsimile.

6.6
The timing of transactions and the frequency of transaction intervals will be subject solely to the control of the US/Canadian Broker or the UK Broker as appropriate. The US/Canadian Broker and the UK Broker will effect all transactions in connection with the Dealing Facility in the ordinary course, in offshore transactions without directed selling efforts in compliance with Regulation S of the US Securities Act of 1933.

6.7
Each Dealing Facility Eligible Holder who elects to participate in the Dealing Facility will receive a price per Thomson Reuters Corporation common share equal, in the case of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders, to the average price per share at which all Thomson Reuters Corporation common shares are sold by the US/Canadian Broker on behalf of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders through the Dealing Facility and, in the case of Non-US/Non Canadian Dealing Facility Eligible Holders, to the average price per share at which all Thomson Reuters Corporation common shares are sold by the UK Broker on

8 July 2009

behalf of Non-US/Non Canadian Dealing Facility Eligible Holders through the Dealing Facility, in either case free from any brokerage commissions, mailing charges, registration fees or other administrative or other expenses.

6.8
The price obtained for the sale of your Thomson Reuters Corporation common shares as a result of the Transaction is not subject to any minimum or limited to any maximum price, but will be dependent on market demand at the time of sale.

6.9	If however:

(A)
there has occurred any act of God or nature, mechanical or electrical breakdown, computer failure, or other transaction or communications system or power supply failure, in each case the effect of which is such as to make it, in the judgment of Equiniti Financial Services Limited after taking into account all reasonable means of doing so, impracticable to process any sale order under the Dealing Facility;

(B)
trading in Thomson Reuters Corporation common shares has been suspended or materially limited by the Ontario Securities Commission, the Toronto Stock Exchange, the Securities and Exchange Commission, or the New York Stock Exchange, or if trading generally on the Toronto Stock Exchange or the New York Stock Exchange has been suspended or materially limited; or

(C)	a banking moratorium has been declared by applicable regulatory authorities,

then no sale orders will be executed during the pendency of such events provided, where relevant, that Equiniti Financial Services Limited has complied with the FSA rules on business continuity. Execution of sale orders will resume on the trading day following the expiry of such events.

Equiniti Financial Service Limited will have no liability for any losses, costs, damages, expense or delays incurred as a result of the events described in this paragraph 6.9 by any Dealing Facility Eligible Holder using the Dealing Facility.

6.10	Equiniti Financial Services Limited reserves the right not to execute a Dealing Facility Instruction Form if an instruction is incorrect or incomplete.

6.11
Where Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs are jointly owned (and the Thomson Reuters PLC register of members or register of ADS holders as appropriate shows an entry in joint names), Equiniti Financial Services Limited or Computershare shall not accept instructions to sell the relevant Thomson Reuters Corporation common shares unless the Dealing Facility Instruction Form is signed by all those named in the Thomson Reuters PLC register of members or register of ADS holders as the joint holders in question.

6.12
A Dealing Facility Instruction Form may be validly revoked in accordance with the Revocation Instructions that accompany this document. Revocations must be received no later than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date.

6.13
The Revocation Deadline will not be extended under any circumstances, except in the event that the Effective Date changes following its announcement, in which case, the Revocation Deadline will be extended to a time and date not earlier than 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the new Effective Date.

6.14	The Dealing Facility cannot be used to buy additional Thomson Reuters Corporation common shares or to buy or sell any other securities or other investment products.

7.	SALE PROCEEDS

7.1
As soon as practicable after the execution of your Dealing Facility Instruction Form in accordance with applicable regulations, and not later than 14 calendar days after the Effective Date (subject to any delays in executing sale orders as outlined in paragraph 6.9 above) and subject to the successful completion of any anti-money laundering checks which are required under applicable laws and regulations, you will be sent (or, in the case of joint holders, the first named holder will be sent) the gross proceeds of the sale of all your Thomson Reuters Corporation common shares accompanied by a personalized settlement statement or contract note.

7.2
In the case of Non-US/Non-Canadian Dealing Facility Eligible Holders, the UK Broker will convert the proceeds to which they are entitled into pounds sterling at the US dollar – pounds sterling exchange rate in effect upon completion of the execution of the sales orders from Non-US/Non-Canadian Dealing Facility Eligible Holders and remit the proceeds to Equiniti Financial Services Limited, without deducting any brokerage or other charges. Equiniti

8 July 2009

Financial Services Limited will remit by check the pounds sterling proceeds it receives from the UK Broker to the Non-US Dealing/Non-Canadian Facility Eligible Holders who are entitled to them. In the case of joint holders, the check will be made out to such named joint holders.

7.3
In the case of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders the US/Canadian Broker will remit the proceeds of the executed sale orders from US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders to Computershare, in the case of US Dealing Facility Eligible Holders who were Thomson Reuters PLC ADS holders, and Equiniti Financial Services Limited, in case of US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders who were holders of Thomson Reuters PLC ordinary shares, in each case without deducting any brokerage or other charges. Computershare will remit by check the US dollar proceeds it receives to the US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders who were Thomson Reuters PLC ADS holders who are entitled to them and Equiniti Financial Services Limited will remit by check the US dollar proceeds it receives to the US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders who were holders of Thomson Reuters PLC ordinary shares who are entitled to them. In the case of joint holders, the check will be made out to such named joint holders.

7.4
You will not earn interest on the cash balances which Equiniti Financial Services Limited holds on your behalf. Equiniti Financial Services Limited will keep any interest earned or any equivalent fee that the bank in question pays it.

7.5	All cash balances held by Equiniti Financial Services Limited are held as client money under the FSA rules and as follows:

(A)	Equiniti Financial Services Limited will deposit the cash in the UK with an authorized bank;

(B)	such bank will hold the cash on behalf of Equiniti Financial Services Limited in a trust account separate to any account used to hold money belonging to us in our own right;

(C)	Equiniti Financial Services Limited will not, however, be responsible for any acts or omissions of such bank; and

(D)
if such bank becomes insolvent, Equiniti Financial Services Limited will have a claim on behalf of its clients against such bank. If, however, such bank cannot repay all of its creditors, any shortfall may have to be shared pro rata between them.

7.6	If any cash balances are unclaimed for 12 or more years, Equiniti Financial Services Limited will be entitled to pay them out to one or more charities of its choice.

7.7
You may be liable to pay tax on the proceeds of any sale made through the Dealing Facility. You are responsible for paying any such tax. If you are in any doubt as to your tax position you should consult your own professional advisers. Your tax treatment will depend on your personal circumstances.

8.	IDENTIFICATION CHECKS

In accordance with the Money Laundering Regulations 2003 and other applicable laws and regulations, Equiniti Financial Services Limited may require you to produce evidence of your identity. This may lead to a delay in carrying out your instructions, a delay in payment of your sale proceeds to you or rejection of your Dealing Facility Instruction Form. Equiniti Financial Services Limited will not be liable for any loss which may result from such delay or rejection.

9.	LIABILITY

9.1
Equiniti Limited and Equiniti Financial Services Limited will not be liable for any special, indirect or consequential loss relating to use of the Dealing Facility, however caused, or loss in respect of timing of dealings under the Dealing Facility, unless such loss results from the fraud, willful default or negligence of Equiniti Limited or Equiniti Financial Services Limited, or their respective employees or agents. This does not exclude or restrict any obligations that may be owed to you by Equiniti Financial Services Limited as a retail customer under the rules of the FSA or under the Financial Services and Markets Act 2000.

9.2
The amount of Equiniti Financial Services Limited's liability for any claim you make (other than for fraud or a breach of the Conduct of Business Sourcebook or the Client Assets Sourcebook in the FSA Rules) will be no more than the difference between what you actually received, and what you should have received if Equiniti Financial Services Limited had carried out your order in accordance with these Terms and Conditions.

9.3	Equiniti Limited, Equiniti Financial Services Limited, and Computershare will not be responsible for any losses, costs, damages or expenses sustained or

8 July 2009

expenses sustained or incurred by you by reason of any cause beyond their reasonable control.

9.4
Equiniti Limited, Equiniti Financial Services Limited, and Computershare will not accept responsibility for any Dealing Facility Instruction Form before it is received, or any document after it has been dispatched. All documents will be sent to you by post to your registered address (as shown on the Thomson Reuters PLC register of members or register of ADS holders as appropriate) at your own risk.

9.5
It is possible Equiniti Financial Services Limited will carry out transactions or other business with you, or for you, that could involve a conflict in its duty towards you. For instance, Equiniti Financial Services Limited or an associate might have a material interest in the transaction, or a business relationship with another party to it.

9.6	To deal with such situations, Equiniti Financial Services Limited follows a strict policy:

(A)	it takes all reasonable steps to identify and manage any potential or actual conflicts of interest that might arise; and

(B)	if it is unable, in a particular set of circumstances, to rule out the risk that you could be disadvantaged, it will wherever possible explain the potential conflict of interest to you beforehand.

You are welcome to call Equiniti Financial Services Limited and ask us for a printed copy of our policy concerning possible conflicts of interest.

At the time of the issue of this document no material conflicts of interest were identified, which could not be managed in accordance with the process explained above. Nothing in these Terms and Conditions will prevent Equiniti Financial Services Limited carrying out services for others.

9.7
You acknowledge that these Terms and Conditions and any instructions you may give in relation to the Dealing Facility do not impose any obligation on Thomson Reuters or any of their respective subsidiary or associated undertakings and that, accordingly, such entities shall not be liable to you in any respect under these Terms and Conditions or such instructions.

10.	COMPLAINTS

If you have any complaints about the service Equiniti Financial Services Limited provides under the Dealing Facility you may complain to Equiniti Financial Services Limited or to the Financial Ombudsman Service. Your first point of contact should be the following address: Service Quality Team, Equiniti Financial Services Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6AD, United Kingdom. Complaints Equiniti Financial Services Limited cannot settle may be referred to the Financial Ombudsman Service if you are eligible for such referral. Full details of how you may complain are available in Equiniti Financial Services Limited's brochure "How to voice your concerns" which Equiniti Financial Services Limited will send you when it acknowledges your complaint. Equiniti Financial Services Limited is a member of the Financial Services Compensation Scheme (the "FSC Scheme") established under the Financial Services and Markets Act 2000. You may be entitled to compensation from the FSC Scheme if Equiniti Financial Services Limited cannot meet its obligations. This depends on the type of business and the circumstances of the claim. The FSC Scheme covers for example corporate sponsored nominees, individual savings accounts and sharedealing. Most types of investment business are covered for 100 per cent of the first £30,000 and 90 per cent of the next £20,000, so the maximum compensation is £48,000. A leaflet with further details is available on request from the FSC Scheme. Call the FSC Scheme Helpline on +44 (0) 20 7892 7300, log onto the FSC Scheme website at www.fscs.org.uk or write to the Financial Services Compensation Scheme, 7th floor Lloyds Chambers, Portsoken Street, London E1 8BN.

11.	DATA PROTECTION

11.1
You agree that Equiniti Financial Services Limited may keep the personal details that you or others give it during your relationship with it on an Equiniti Financial Services Limited database. These details may include:

(A)	information that you or your agents give on application forms, in letters via electronic messages or over the phone;

(B)	what Equiniti Financial Services Limited knows from providing you with services and analyzing the transactions you carry out through it;

(C)	information that comes to Equiniti Financial Services Limited from credit reference and fraud detection agencies or services, and registration or stockbroking industry exchanges; and

(D)	information Equiniti Financial Services Limited receives from its client companies or its agents.

8 July 2009

11.2	Equiniti Financial Services Limited may store, use and process your personal information in order to:

(A)	assess your application to participate in the Dealing Facility;

(B)	provide you with the service set out in these Terms and Conditions and other services;

(C)	identify other products and services that might be suitable for you;

(D)	keep its records about you up to date;

(E)	check your identity;

(F)	prevent and detect fraud and/or money laundering;

(G)	recover debts; and

(H)
carry out research and statistical analyzis about Equiniti Financial Services Limited's services and how it might improve them. Sometimes Equiniti Financial Services Limited may use an outside market research agency to do this for it, in which case Equiniti Financial Services Limited undertakes to ensure that such agency appropriately protects any personal customer data it shares with them.

11.3
Unless you tell Equiniti Financial Services Limited otherwise, it may share your information within the Equiniti group and Equiniti Financial Services Limited or members of the Equiniti group may write to you about:

(A)	Equiniti group products and services that Equiniti Financial Services Limited believe may interest you (the group includes all companies with the Equiniti name and associated companies); and

(B)	selected products and services from third party businesses Equiniti Financial Services Limited knows and trusts.

If you prefer not to receive this kind of information, let Equiniti Financial Services Limited know by calling 0871 384 2894 (from within the UK) or +44 121 415 7007 (from outside the UK). Calls made to the "0871" number will be charged at 8p per minute from a BT landline. Other telephone provider costs may vary. Calls made from outside the UK will be charged at international rates.

Alternatively, please go to www.shareview.co.uk/clients/optout.

11.4
Under the Data Protection Act 1998 you are entitled to a copy of the information Equiniti Financial Services Limited holds about you on request, on payment of a statutory fee. If you think any information Equiniti Financial Services Limited holds about you is inaccurate, let Equiniti Financial Services Limited know in order that it can be corrected.

11.5
Equiniti Financial Services Limited will treat all information it holds in respect of you confidential. Equiniti Financial Services Limited will only disclose such information outside the Equiniti group:

(A)	at your request or with your consent;

(B)	in line with paragraph 11.1 above;

(C)	if the law requires or permits disclosure, or there is a duty to the public to reveal it;

(D)	if Equiniti Financial Services Limited is asked to do so by the FSA, the London Stock Exchange or any other relevant regulatory authority or exchange in the UK or overseas;

(E)	to investigate or prevent fraud or other crimes;

(F)	to Thomson Reuters PLC so that it can update its own records about you;

(G)	to Equiniti Financial Services Limited's agents and others in connection with running accounts and other services for you; and

(H)	to any company to whom Equiniti Financial Services Limited proposes to transfer its obligations and rights.

11.6
Equiniti Financial Services Limited may administer your account and provide you with some services via agencies in countries outside the European Economic Area (EEA), such as India or the United States, where data protection laws and standards differ from those in the UK. But even if Equiniti Financial Services Limited is processing your personal details outside the EEA:

(A)	there will always be a contract in place to ensure that such information is appropriately protected; and

8 July 2009

(B)	Equiniti Financial Services Limited will continue to be strictly bound by the UK's Data Protection Act 1998.

11.7
Equiniti Financial Services Limited monitors and records some phone calls in case it needs to check that it has carried out your instructions correctly, to help maintain its quality standards and for security purposes.

12.	AMENDMENTS

Equiniti Financial Services Limited reserves the right to vary these Terms and Conditions (except for those relating to eligibility for use of the Dealing Facility free of charge), but may only do so by giving you at least ten business days' notice.

13.	THIRD PARTIES

Nothing in these Terms and Conditions will confer or is intended to confer any benefits on, or be enforceable by, any third parties for the purposes of the Contracts (Rights of Third Parties) Act 1999, except that Thomson Reuters, Computershare, the US/Canadian broker, the UK Broker and their respective subsidiary and associated undertakings may rely on these Terms and Conditions.

14.	GOVERNING LAW

14.1	These Terms and Conditions shall be governed by the laws of England and shall be subject to the jurisdiction of the Courts of England and Wales.

14.2	Any contract made by Equiniti Financial Service Limited and you will be in the English language and Equiniti Financial Services Limited will always communicate with you in the English language.

15.	DEFINITIONS

Unless expressly defined in these Terms and Conditions (as set out below), defined terms have the same meaning as in the "Glossary of Terms" and "Information contained in this Circular" sections of the Circular.

"Canadian Dealing Facility Eligible Holder"	means Dealing Facility Eligible Holders who receive Thomson Reuters common shares as a result of the Unification and have a registered address in Canada;

"Circular"	means the circular sent to shareholders of Thomson Reuters Corporation and Thomson Reuters PLC in connection with the unification of the DLC structure of Thomson Reuters;

"Dealing Facility"	has the meaning given to it in paragraph 1.1 of these Terms and Conditions;

"Dealing Facility Booklet"	means this Dealing Facility Booklet;

"Dealing Facility Eligible Holder"	has the meaning given to it in paragraph 2.1 of these Terms and Conditions;

"Dealing Facility Instruction Form"	means the Dealing Facility Instruction Form included with this Dealing Facility Booklet;

"Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms;

"Non-US Holder"	means a beneficial owner of Thomson Reuters Corporation common shares that is a non resident alien individual or foreign corporation for US federal income tax purposes;

"Non-US/Non-Canadian Dealing Facility Eligible Holder"	means Dealing Facility Eligible Holders other than US Dealing Facility Eligible Holders and Canadian Dealing Facility Eligible Holders;

"Revocation Deadline"	means 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date;

8 July 2009

"Revocation Instructions"	means the Revocation Instructions included with this Dealing Facility Booklet;

"Terms and Conditions"	means these terms and conditions of the Dealing Facility;

"UK Broker"	means such FSA registered broker as may be appointed by Equiniti Financial Services Limited for the purposes of the Dealing Facility;

"US/Canadian Broker"
means such broker-dealer, appropriately authorised for the purposes of its role under the Dealing Facility, as may be appointed by Equiniti Financial Services Limited for the purposes of the Dealing Facility;

"US Dealing Facility Eligible Holder"	means Dealing Facility Eligible Holders who receive Thomson Reuters common shares as a result of Unification and have a registered address in the United States; and

"US Holder"
means a beneficial owner of Thomson Reuters PLC Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source.

8 July 2009

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying management information circular of Thomson Reuters (the "Circular"). If you are in any doubt as to the action you should take, you are recommended to seek your own advice immediately from your stockbroker, bank manager, accountant, solicitor or other independent financial adviser authorized under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorized independent financial adviser if you are taking advice in a jurisdiction outside the United Kingdom.

Details of the Dealing Facility and its Terms and Conditions are set out in the Dealing Facility Booklet which accompanies this form. Capitalized terms have the same meanings given to them in the Circular and Dealing Facility Booklet.

Neither Thomson Reuters, Equiniti Financial Services Limited, Computershare, the US/Canadian Broker, the UK Broker nor any of their respective affiliates, directors, officers, employees, advisers or agents make any recommendation as to whether holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs should elect to sell, through the Dealing Facility described in this document and the Dealing Facility Booklet or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of Unification, or whether they should choose to retain such Thomson Reuters Corporation common shares. Dealing Facility Eligible Holders are under no obligation to sell, through the Dealing Facility or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of Unification.

Participation in the Dealing Facility is completely voluntary. If you elect not to participate, you will receive your Thomson Reuters Corporation common shares in the manner described in the "Description of Unification and Explanatory Statement – Dealings and Settlement" and "Description of Unification and Explanatory Statement – Information for Holders of Thomson Reuters PLC ADSs" section of the Circular, and you may retain those Thomson Reuters Corporation common shares or use other means to sell them outside the Dealing Facility.

If you elect to sell your Thomson Reuters Corporation common shares through the Dealing Facility, you must complete and return this form in accordance with the instructions thereon and (in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States) the enclosed US tax withholding form (the “US Tax Withholding Form”) in accordance with the instructions thereon, so as to be received by Equiniti Financial Services Limited (in the case of holders of Thomson Reuters PLC ordinary shares) or Computershare (in the case of Thomson Reuters PLC ADS holders) by no later than 6:00 p.m. (British Summer Time) or 1:00 p.m. (Eastern Daylight Time) respectively, on the fourth business day before the Effective Date. A submitted Dealing Facility Instruction Form can be revoked anytime before 6:00 p.m. (British Summer Time) or 1:00 p.m. (Eastern Daylight Time) on the third business day before the Effective Date by following the instructions set out in the accompanying Revocation Instructions.

The release, publication or distribution of this document and/or any of the accompanying documents in or into jurisdictions other than Canada, the United Kingdom and the United States may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than Canada, the United Kingdom and the United States should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, Thomson Reuters disclaims any responsibility or liability for the violation of any applicable restrictions by any person.

By receipt of this document, holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs in Quebec, Canada, are deemed to have requested that this document be drawn up in the English language only.

Equiniti Financial Services Limited has approved this document solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

Equiniti Financial Services Limited and its affiliates are acting exclusively for Thomson Reuters and for no one else in connection with the Dealing Facility and will not be responsible to anyone other than Thomson Reuters for providing the protections afforded to their clients or for providing advice in relation to the Dealing Facility described in, or the contents of, this document.

DEALING FACILITY INSTRUCTION FORM

for use by holders of Thomson Reuters PLC ordinary shares holding certificated shares and Thomson Reuters PLC ADS Holders in connection with the Recommended Unification of

THOMSON REUTERS

to be effected by means of a Scheme of Arrangement of Thomson Reuters PLC under Part 26 of the Companies Act 2006

DO NOT DETACH ANY PART OF THIS FORM

ACTION TO BE TAKEN

Before completing this Dealing Facility Instruction Form, please read carefully the accompanying Dealing Facility Booklet and the “Action to be Taken and Voting Information” section of the Circular.

IF YOU HOLD THOMSON REUTERS PLC ORDINARY SHARES IN UNCERTIFICATED FORM (AND DO NOT RE-MATERIALIZE YOUR UNCERTIFICATED THOMSON REUTERS PLC ORDINARY SHARES IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN SECTION 3 OF THE DEALING FACILITY BOOKLET) YOU SHOULD NOT COMPLETE THIS INSTRUCTION FORM

If you hold Thomson Reuters PLC ordinary shares in certificated form or hold Thomson Reuters PLC ADSs and you wish to use the Dealing Facility and you are eligible to do so, you should complete and return this Dealing Facility Instruction Form and comply with all the instructions set out below. If you have more than one registered holding of Thomson Reuters PLC ordinary shares in certificated form, you are requested to complete a separate Dealing Facility Instruction Form for each such holding of Thomson Reuters PLC ordinary shares.

If you hold Thomson Reuters PLC ordinary shares in uncertificated form and you wish to use the Dealing Facility and you are eligible to do so, you will need to take certain actions within CREST. Please refer to the Dealing Facility Booklet and the "Description of Unification and Explanatory Statement – Dealings and Settlement" and "Description of Unification and Explanatory Statement – Information for Holders of Thomson Reuters PLC ADSs" sections of the Circular for further details on the actions that you should take.

Elections by certificated holders of Thomson Reuters PLC ordinary shares to use the Dealing Facility will not be valid unless this Dealing Facility Instruction Form is correctly completed and executed and is duly received by post or by hand (during normal business hours only) by Equiniti Financial Services Limited, Corporate Actions, Equiniti Financial Services Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom by no later than 1:00 p.m. (Eastern Daylight Time) or 6:00 p.m. (British Summer Time) on the fourth business day before the Effective Date, or such later time or date, if any, as is subsequently notified to holders of Thomson Reuters PLC ordinary shares via a Regulatory Information Service. A reply-paid envelope, for use in the UK only, is enclosed for your convenience.

Elections by holders of Thomson Reuters PLC ADS to use the Dealing Facility will not be valid unless this Dealing Facility Instruction Form is correctly completed and executed and is duly received by post by Computershare, Corporate Actions – Voluntary Offer, P.O. Box 43011, Providence, RI 02940-3011, United States or by overnight delivery or hand delivery (during normal business hours only) at Computershare, Corporate Actions – Voluntary Offer, 250 Royall Street, Suite V, Canton, MA 02021, United States by no later than 1:00 p.m. (Eastern Daylight Time) or 6:00 p.m. (British Summer Time) on the fourth business day before the Effective Date, or such later time or date, if any, as is subsequently notified to holders of Thomson Reuters PLC ADS via a Regulatory Information. A reply-paid envelope, for use in the US only, is enclosed for your convenience.

No acknowledgement of receipt of documents will be given. Persons who make invalid instructions may receive the cash and share consideration as if they had not elected to use the Dealing Facility.

Revocation

If you have submitted the Dealing Facility Instruction Form, you may revoke the instruction subject to certain conditions. For details on how to revoke this Dealing Facility Instruction Form, please see the Revocation Instructions which accompany this form.

Helpline

If you are in any doubt as to how to complete this Dealing Facility Instruction Form, or if you need further copies of the form, in the case of holders of Thomson Reuters PLC ordinary shares, please call the holder of Thomson Reuters PLC ordinary shares Dealing Facility helpline between 8.30 a.m. and 5.30 p.m. (British Summer Time) Monday to Friday (except public holidays in the UK) on 0871 384 2894 (from within the UK) or +44 121 415 7007 (from outside the UK). Calls to the ”0871“ number will be charged at 8p per minute from a BT landline. Other telephone provider costs may vary. International call rates will apply to calls made from outside the UK. In the case of holders of Thomson Reuters PLC ADS please call the Thomson Reuters PLC ADS holder Dealing Facility helpline between 9:00 a.m. and 5:30 p.m. (Eastern Daylight Time) Monday to Friday on 1-800-546-5141 (toll free) (from within the United States) or 1-781-575-2765 (toll collect) (from outside the United States). Calls made from outside the United States will be charged at international rates. Please note that calls may be monitored or recorded and financial advice or advice on the merits of the Scheme or Unification will not be provided.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

2

HOW TO COMPLETE THIS FORM

PLEASE FOLLOW THESE INSTRUCTIONS WHEN COMPLETING PAGE 5

IF YOU WISH TO RECEIVE THOMSON REUTERS CORPORATION COMMON SHARES YOU NEED TAKE NO ACTION. THIS FORM SHOULD ONLY BE RETURNED IF YOU WISH TO SELL ALL THE THOMSON REUTERS CORPORATION COMMON SHARES WHICH YOU RECEIVE AS A RESULT OF UNIFICATION THROUGH THE DEALING FACILITY.

IF YOU WISH TO USE THE DEALING FACILITY

Check the address printed in Box A and if necessary tick the adjacent box and update the details with the full name and address of the sole or first-named registered holder, in BLOCK CAPITALS.

The Dealing Facility is available only to Dealing Facility Eligible Holders, namely those who are registered holders of 1250 or fewer Thomson Reuters PLC ordinary shares or 209 or fewer Thomson Reuters PLC ADSs, subject to certain further requirements. Please see page 3 of the Dealing Facility Booklet for further details.

You may only elect to use the Dealing Facility to sell ALL the shares which you receive under the Scheme. You may not use the Dealing Facility to sell only some of those shares, or to purchase any shares.

You can only elect to use the Dealing Facility by filling in and returning a valid Dealing Facility Instruction Form and (in the case of a US Holder of Thomson Reuters Corporation common shares or a Non-US Holder of Thomson Reuters Corporation common shares whose disposition is deemed to occur within the United States) a valid US Tax Withholding Form.

Please refer to the Dealing Facility Booklet and the "Description of Unification and Explanatory Statement – Dealing Facility" section of the Circular for further details.

COMPLETE ON PAGE 5

TO ELECT TO USE THE DEALING FACILITY

To elect to sell all the Thomson Reuters Corporation common shares which you receive in accordance with the terms of the Scheme, please mark an “X” in Box 1.

By returning this form duly signed,

•
you appoint Equiniti Financial Services Limited as your agent to sell all of your Thomson Reuters Corporation common shares which you receive in accordance with the terms of the Scheme in accordance with the Terms and Conditions of the Dealing Facility contained in the Dealing Facility Booklet;

•	you confirm that you have the right to sell your Thomson Reuters Corporation common shares free from any liens, charges and other third party rights;

•
you authorize Equiniti Financial Services Limited to execute any documentation and to take such other steps as may be necessary to give effect to the sale of the Thomson Reuters Corporation common shares you receive under the Scheme in accordance with the election above;

•
you hereby represent and warrant to Equiniti Financial Services Limited that (i) as at 1:00 p.m. (EDT) / 6:00 p.m. (BST) on June 30, 2009 you were the registered holder of 1,250 or fewer Thomson Reuters PLC ordinary shares (in either certificated or uncertificated form) or 209 or fewer Thomson Reuters PLC ADSs, (ii) as at the Scheme record time being 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the Effective Date (which will be announced on or before August 8, 2009) you will be the registered holder of 1,250 or fewer Thomson Reuters PLC ordinary shares (in certificated form only) or 209 or fewer Thomson Reuters PLC ADSs and (iii) are otherwise eligible to participate in the Dealing Facility;

•
you acknowledge that you have read the Dealing Facility Booklet, including the Terms and Conditions of the Dealing Facility, in conjunction with the Circular, and understand the cautionary statements contained in those documents including, without limitation, that there is no maximum or minimum price which you will receive through the Dealing Facility for your Thomson Reuters Corporation common shares which will be dependent upon market demand; and

•	you understand that by signing this form you make the confirmations and agreements, and give the instructions, set out in, the Dealing Facility Terms and Conditions.

The Dealing Facility will be available for acceptance until 1:00 p.m. (Eastern Daylight Time) or 6:00 p.m. (British Summer Time) on  the fourth business day before the Effective Date. Any Dealing Facility Instruction Form which is received after this time will be disregarded and your Thomson Reuters Corporation common shares will not be sold through the Dealing Facility.

3

If you do not insert an “X” in Box 1, but this form is otherwise validly completed, executed and returned you will be deemed to have elected to sell ALL your Thomson Reuters Corporation common shares through the Dealing Facility.

COMPLETE ON PAGE 5

SIGNATURES

You must fill in Section C regardless of which other box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise.

If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. personal representative) of the person(s) making the acceptance. See notes (e) and (f) on page 6 for further details.

A company may either execute under seal or, if applicable, in accordance with section 44, 45 or 48 of the UK Companies Act. See note (c) on page 6 for further details.

If signing under a power of attorney, the power of attorney (or a copy thereof duly certified in accordance with the UK Powers of Attorney Act 1971) must be lodged with this form for noting. Please see note (b) on page 6 for further details.

SIGN ON PAGE 5

4

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGE 2

The Terms and Conditions contained in the Dealing Facility Booklet are incorporated in and form part of this
Dealing Facility Instruction Form

Holder URN:	Form ID:

A
Please tick this box if your details have changed or are incomplete and update below.

Postcode

For Information purposes only: number of Thomson Reuters PLC Shares held by you as at the close of business on June 30, 2009.	For Information purposes only: number of Thomson Reuters PLC ADSs held by you as at the close of business on June 30, 2009.

Please enter a daytime telephone number (including STD/area code) where you can be contacted in the event of any query arising from completion of this form.

B	If you wish to use the Dealing Facility to sell all the Thomson Reuters Corporation common shares which you receive under the Scheme, please mark an "X" in Box 1.	Box 1

Please fold here

C
EXECUTION BY INDIVIDUAL HOLDERS
IN THE CASE OF JOINT HOLDERS ALL MUST SIGN
If you complete Box C you will be deemed to have given the confirmations contained in Section B on page 2 of this
Dealing Facility Instruction Form.

Executed by the following individual(s):
	Signature(s) of Shareholders	Date
1.

2.

3.

4.
EXECUTION BY A COMPANY
Executed by the Company either under its common seal or on its behalf by the individuals named below:

Name of Company:

Name of Director:	Name of Director/Secretary: (Delete as appropriate)	If relevant, affix company seal here:

Signature	Signature

5

NOTES REGARDING THE COMPLETION AND LODGING OF THIS DEALING INSTRUCTION FORM

In order to be effective, this form must, except as mentioned below, be signed personally by the registered shareholder or, in the case of a joint holding, by ALL joint holders. If the holder is a corporation see note (c) below.

In order to avoid delay and inconvenience to yourself, the following points may help you:

(a)	If your name or other particulars are shown incorrectly on this form

If you complete Section A you will be deemed to have notified Thomson Reuters of any change of address.

(b)	If this form is signed under a power of attorney

The completed form should be sent to Equiniti Financial Services Limited by holders of Thomson Reuters PLC ordinary shares or to Computershare by holders of Thomson Reuters PLC ADS accompanied by the original power of attorney (or, a duly certified copy thereof, in the case of a Power of Attorney governed by English law, certified in accordance with the UK Powers of Attorney Act 1971, for example by a solicitor). The power of attorney will be noted and returned as directed.

(c)	If the registered holder is a corporation

A company incorporated in England and Wales must execute this form under its common seal, the seal being affixed in accordance with the articles of association or other regulations of the body corporate. Alternatively, a company to which the provisions of Sections 44, 45 or 48 of the Companies Act 2006 apply may execute this form by a director and the company secretary or by two directors signing this form and inserting the name of the company above their signatures or, in case of a company incorporated outside Great Britain, in accordance with the applicable regulations of the territory in which the company is incorporated.

(d)	If a holder is away from home (e.g. abroad or on holiday)

Subject to paragraph 6 on page 1, send this form by the quickest method (e.g. airmail) to the holder of Thomson Reuters PLC ordinary shares or the holders of Thomson Reuters PLC ADS as appropriate or have this form signed by his or her attorney, if appropriate, in accordance with note (b) above.

(e)	If the sole holder has died

If a grant of probate or letters of administration have been registered with the registrars of Thomson Reuters PLC, Equiniti Limited, or with Computershare, this form must be signed by the personal representative(s) of the deceased and lodged with Equiniti Financial Services Limited or with Computershare as appropriate at the relevant address shown above. If grant of probate or letters of administration have not been registered with Equiniti Limited or Computershare, the personal representative(s) or prospective personal representative(s) should sign this form and forward it to the relevant address shown above. However, the grant of probate or letters of administration must be lodged with Equiniti Financial Services Limited or with Computershare as appropriate before the consideration can be forwarded to the executor(s) or personal representative(s). These documents will be returned as directed.

(f)	If one of the holders in a joint account has died

The surviving holder(s) should complete the form in accordance with the instructions on page 2 and lodge it with Equiniti Financial Services Limited or with Computershare as appropriate at the relevant address shown above accompanied by the death certificate, grant of probate, letters of administration or certificates of confirmation of the deceased holder. These documents will be returned as directed.

(g)	Taxation

The taxation consequences of selling Thomson Reuters Corporation common shares through the Dealing Facility will depend on the holder’s individual circumstances and the jurisdiction in which they are resident. Further details concerning the taxation position of holders in certain jurisdictions are contained in the Circular and the Dealing Facility Instruction Booklet.

(h)	If you have recently sold all your Thomson Reuters PLC Ordinary Shares

This form is personalized and you must not forward this form to any person other than the person to whom it is addressed. You should, however, subject to paragraph 6 on page 1, forward the Circular, Forms of Proxy and accompanying documents to the purchaser or transferee or to the stockbroker, bank manager or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

6

Revocation Instructions for the Dealing Facility

If you have submitted a Dealing Facility Instruction Form you may revoke it at any time before 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date (which will be announced on or before August 8, 2009). After such time, Dealing Facility Instruction Forms will be irrevocable.

If you wish to revoke a Dealing Facility Instruction Form, you must write to the appropriate address below stating that you wish to revoke your Dealing Facility Instruction Form. Such notice must include your full name and address and must be signed by you in the same way the Dealing Facility Instruction Form was signed. If there are joint holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs, all such joint holders must sign the notice.

If you are a registered holder of Thomson Reuters PLC ordinary shares on the UK register, Equiniti Financial Services Limited must receive your notice of revocation at the address below before 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date.

Corporate Actions,
Equiniti Financial Services Limited,
Aspect House,
Spencer Road,
Lancing, West Sussex BN99 6DA, United Kingdom

If you are a registered holder of Thomson Reuters PLC ADSs, Computershare must receive your notice of revocation at either of the addresses below in the manner specified before 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date.

By post:

Computershare, Corporate Actions – Voluntary Offer,
P.O. Box 43011,
Providence, RI 02940-3011,
United States
or

By overnight delivery or hand delivery (during normal business hours only):

Computershare, Corporate Actions – Voluntary Offer,
250 Royall Street, Suite V,
Canton,
MA 02021,
United States

Equiniti Financial Services Limited, Computershare as appropriate will decide all questions as to the form and validity (including time of receipt) of any revocation (each in their sole discretion) and their decision will be final and binding.

None of Thomson Reuters, Equiniti Financial Services Limited, Computershare or any other person will be under any duty to give notification of any defects or irregularities in a revocation notice nor will any of them incur any liability for failure to give any notification. If you submit a valid Dealing Facility Instruction Form and do not revoke it in accordance with these instructions, the Thomson Reuters Corporation common shares which you receive as a result of the Transaction will be sold pursuant to the Dealing Facility.

If you have any questions regarding these Revocation Instructions, please contact the appropriate helpline:

•
If you are a registered holder of Thomson Reuters PLC ordinary shares on the UK register, please telephone the holder of Thomson Reuters PLC ordinary shares Dealing Facility helpline between 8.30 a.m. and 5.30 p.m. (British Summer Time) Monday to Friday (except public holidays in the UK) on 0871 384 2894 (from within the UK) or +44 121 415 7007 (from outside the UK) until 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date. Calls to the "0871" number are charged at 8p per minute from a BT land line. Other telephone provider costs may vary. International rates apply to calls made from outside the UK. Please note that calls may be monitored or recorded.

•
If you are a registered holder of Thomson Reuters PLC ADSs, please telephone 1-800-546-5141 (toll free) from within the United States or, if you are calling from outside the United States, 1-781-575-2765 (toll collect) between 9:00 a.m. and 5:30 p.m. (Eastern Daylight Time) Monday to Friday until 1:00 p.m. (EDT) or 6:00 p.m. (BST) on the third business day before the Effective Date. Calls made from outside the United States will be charged at international rates.

The helplines cannot make any recommendation as to whether holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs should elect to sell, through the Dealing Facility described in this document or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of the Unification, or whether they should choose to retain such Thomson Reuters Corporation common shares. The helplines cannot provide financial advice or advice on the merits of the Dealing Facility, the Scheme or Unification.

Neither Thomson Reuters, Equiniti Financial Services Limited, Computershare nor any of their respective affiliates, directors, officers, employees, advisers or agents make any recommendation as to whether holders of Thomson Reuters PLC ordinary shares or Thomson Reuters PLC ADSs should elect to sell, through the Dealing Facility described in this document or otherwise, the Thomson Reuters Corporation common shares which they receive as a result of the Unification, or whether they should choose to retain such Thomson Reuters Corporation common shares. Participation in the Dealing Facility is completely voluntary. Eligible Holders are under no obligation to sell, through the Dealing Facility or otherwise, the Thomson Reuters Corporation common shares they receive as a result of the Unification.